United States securities and exchange commission logo





                               April 18, 2023

       Charles Youakim
       Chief Executive Officer
       Sezzle Inc.
       251 N 1st Ave., Suite 200
       Minneapolis, MN 55401

                                                        Re: Sezzle Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 22,
2023
                                                            File No. 333-270755

       Dear Charles Youakim:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 22, 2023

       Cover Page

   1.                                                   Your registration
statement appears to reflect your intent to conduct a direct listing of your common stock on Nasdaq.
Please revise the cover page of your prospectus to disclose and clearly explain how the
offering price of your common stock will be determined in
                                                        accordance with Item
501(b)(3) of Regulation S-K. Additionally, please revise other sections of the
prospectus, such as Risk Factors and Plan of Distribution, to include this disclosure. Last,
please clearly state that the sales price in recent private transactions may have little or no
relation to the public offering price of your shares.
 Charles Youakim
FirstName
Sezzle Inc. LastNameCharles Youakim
Comapany
April       NameSezzle Inc.
       18, 2023
April 218, 2023 Page 2
Page
FirstName LastName

2. We note your statement that "[t]here can be no guarantee that we will successfully list our common stock on the Nasdaq Global Market." Please include disclosure as to whether this offering is conditioned upon the listing of your common stock on the Nasdaq
         Global Market.
Risk Factors, page 17

3. Please include additional risk factor disclosure discussing how your direct listing differs from a traditional underwritten initial public offering, including the kinds of safeguards associated with a firm commitment underwritten offering that will not be present in connection with your direct listing, possibly resulting in trading price and volume uncertainty. Also discuss the applicable Nasdaq rules regarding listing requirements and ongoing compliance.
Principal and Registered Stockholders, page 85

4. We note your statement in the third paragraph of this section beginning with "Because the
         Registered Stockholders may sell all, some, or none of the shares of our common stock covered by this prospectus..." Please revise your disclosure to clearly state that Registered
         Stockholders may elect to sell their shares in connection with the direct listing and in market transactions following the direct listing. Additionally, please revise your disclosure to identify the number of shares that may be freely sold by the Registered Stockholders in reliance on an exemption from registration such as Rule 144.
Plan of Distribution, page 154

5. We note that you intend to list your common stock on the Nasdaq. Please revise your disclosure in your Plan of Distribution section to discuss, as applicable, the role of the
         Nasdaq as the exchange in the offering (e.g., its consultations with any financial advisors in accordance with Nasdaq's listing rules, as well as the lack of involvement of the company).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Charles Youakim
Sezzle Inc.
April 18, 2023
Page 3

       Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                       Sincerely,
FirstName LastNameCharles Youakim
                                                       Division of Corporation
Finance
Comapany NameSezzle Inc.
                                                       Office of Trade &
Services
April 18, 2023 Page 3
cc:       Brad Pedersen
FirstName LastName